

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Via Email
Eric Anderson
Chief Executive Officer
Stuart King Capital Corp.
1500 Cliff Branch Drive
Henderson, NV 89014

> **Re:** **Stuart King Capital Corp.**
> **Registration Statement on Form S-1/A**
> **Filed January 19, 2012**
> **File Number 333-176953**

Dear Mr. Anderson:

We have reviewed your January 19, 2012 amendment and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Although you filed Amendment 1 on January 19, 2012, you have dated the prospectus and the signature page November 9, 2011. Please ensure that your next amendment reflects the correct filing date.

The Offering, page 7

2. Please revise your disclosure on page 7 where the termination of the offering is discussed to include the information provided in response to our prior comment 8.

3. We note the following statement on page 7: "In the event that any interest is earned on the funds in escrow it shall be for the sole benefit of the purchasers of securities in this offering." Further to our prior comment 5 and your updated disclosure, please delete this statement and the similar statement on page 19, as you have now confirmed that funds will be held in a non-interest bearing bank account.

Summary Financial Information, page 8

4. Please revise the introductory paragraph to clarify that the data is derived from the unaudited financial statements.

Statements of operations data, page 8

5. Please refer to your response to our prior comment 16. Please revise the Statements of Operations data on page 8 to agree with the unaudited Statement of Operations on page F-11. Also, please revise the column name 'Sept. 30, 2011' to clarify that the period is "For the period from Inception on April 7, 2011 to Sept. 30, 2011."

Risk Factors, page 9

6. We note your response to our prior comments 20, 21 and 22 and advise you that, although you have indicated that you have added three new risk factors to address each comment, the corresponding risk factors are not included in the amended filing. Please revise your disclosure accordingly.

"Potential conflicts of interest may result in loss of business which may result in the failure of the business." page 9

7. Please revise this risk factor to reflect Mr. Anderson's involvement with Lyonheart Capital, as well as any additional blank check companies with which he is involved at this time.

Plan of Distribution, page 17

8. We note your statement on page 17 and in the revised Escrow Agreement that Mr. Anderson and Underhill "must sell the minimum offering of the new issue on behalf of the Company (250,000) offering prior to sale of any shares held by Anderson (8,000,000) and may do so only in the event that there remain insufficient shares in the primary offering to fill the investors desire to purchase." This appears to mean that the maximum offering of 1,000,000 shares must be sold before any of Mr. Anderson's 8,000,000 shares may be offered; however, the language as written is confusing. Please revise your disclosure to simplify the language regarding the timing of the two offerings using Plain English. Also, please revise your prospectus summary section to clearly reflect the timing of the two offerings once revised.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Acquisition of Opportunities, page 26

9. Although you have responded to our prior comment 33 by indicating that exhibits have been added, no additional exhibits have been filed with the amended registration statement. Please provide a written description of each oral agreement relating to Mr. Anderson's commitment to advance funds to the company and pay all expenses of the offering. The written description should appear in the registration statement itself and as an exhibit to the filing.

Background of Directors, Executive Officers, Promoters and Control Persons, page 28

10. Please revise the disclosure added to page 28 regarding Lyonheart Capital to provide more detail regarding the status of Lyonheart's efforts to enter into an acquisition or merger transaction.

Financial Statements

Statement of Changes in Stockholders' (Deficit) Equity, page F-4

11. Please refer to your response to our prior comment 38. Please revise the line item "accumulated deficit" to a more descriptive caption such as "deficit accumulated during the development stage" in the Statement of Changes in Stockholders' (Deficit) Equity similar to the revision you made to the Balance Sheet. Please also revise the Statement of Changes in Stockholders' (Deficit) Equity through September 30, 2011 on page F-12.

Balance Sheets, page F-10

12. Please revise your line item for Common Stock to clarify that the amounts are as of September 30, 2011.

13. The September 30, 2011 financial statements as well as the notes to these financial statements should be clearly labeled unaudited. Please revise.

Exhibit 99b: Sales Agent Agreement

14. We note that Section 7.8 of the Sales Agent Agreement refers to "Lyon" rather than Stuart King. Please revise to accurately reflect the parties to the agreement and refile the agreement as an exhibit.

15. We note that your revised Sales Agent Agreement states that the offering term of 180 days may be extended for an additional 180 days; however, this is not noted in the registration statement. Please reconcile.

Exhibit 99c: Subscription Agreement

16. We note the representations, warrants and covenants buyers are asked to make in sections 4(b) and (c) and section 5 of the Subscription Agreement filed as Exhibit 99c to the original Form S-1. Because these sections appear to infer that buyers are waiving their rights under the Federal Securities Laws, please either delete these sections or provide a legend informing buyers that, by making these representations, warrants or covenants, the buyer has not waived any rights they may have under the Federal Securities Laws. Please file the revised agreement with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Harold Gewerter, Esq.